Exhibit (a)(5)(k)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE MEN’S WEARHOUSE, INC.,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No. 9383
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN,	)
R. NEAL BLACK, JAMES H. FERSTL,	)
WILLIAM E. HERRON, SIDNEY H.	)
RITMAN, EVEREST HOLDINGS, LLC,	)
EVEREST TOPCO LLC GOLDEN	)
GATE PRIVATE EQUITY, INC., and	)
JOS. A. BANK CLOTHIERS, INC.,	)
)
Defendants.	)

PLAINTIFF THE MEN’S WEARHOUSE, INC.’S

MOTION FOR TEMPORARY RESTRAINING ORDER

Plaintiff, The Men’s Wearhouse, Inc. (“TMW”), by and through its undersigned attorneys, hereby moves pursuant to Court of Chancery Rule 65(b) for a temporary restraining order in the form attached hereto.  TMW asks that the Court, pending the Court’s consideration and resolution of Plaintiff’s motion for Preliminary Injunction, restrain Defendants Robert N. Wildrick, Andrew A. Giordano, Byron L. Bergren, R. Neal Black, James H. Ferstl, William E. Herron, Sidney H. Ritman, (collectively, the “Director Defendants”) Everest Holdings LLC, Everest Topco LLC, and Golden Gate Private Equity, Inc. (collectively “Golden Gate”), and Jos. A. Bank Clothiers, Inc. (“JOSB”) from taking or aiding and abetting actions in violation of the Director Defendants’ fiduciary duties, including consummating a proposed transaction to acquire Eddie Bauer, expanding the JOSB board of directors, issuing new shares of stock to be voted at the annual meeting, or otherwise interfering with the opportunity of JOSB stockholders to choose to tender their shares pursuant to the terms offered by TMW.  In support thereof, TMW states as follows:

INTRODUCTION

1.                                      Faced with an unsolicited proposal by TMW to acquire all of the outstanding shares of JOSB at a compelling 52% premium to its enterprise value, the JOSB Board has engaged in a patently unlawful course of conduct that is designed to thwart TMW’s tender offer,   prevent a change of control, and unlawfully stack the deck against TMW’s efforts through the election process to unseat entrenched directors on a staggered board.

2.                                      On January 6, 2014, TMW announced a non-coercive, non-discriminatory cash tender offer for all outstanding shares of JOSB, with an expiration date of March 28, 2014 (the “Tender Offer”).  The Tender Offer represented a $1.61 billion valuation of JOSB, offering a per share price that is higher than JOSB shares have ever closed in the company’s history.  TMW also announced its intention to nominate two independent director candidates to the board of JOSB at its 2014 Annual Meeting, at which Robert N. Wildrick (JOSB’s longtime Chairman) and his crony, R. Neal Black (JOSB’s President and CEO), will stand for reelection.  On February 24, 2014, TMW increased the price of its tender offer to $63.50 per share, which represents a compelling 60% premium over JOSB’s unaffected enterprise value and a 52% premium over JOSB’s closing share price on October 8, 2013, the day before JOSB made its proposal to buy TMW.  TMW has also indicated that it could potentially increase the offer price to $65.00 per share if it were permitted to conduct limited due diligence.

3.                                      In direct response to the Tender Offer and TMW’s announcement to nominate directors to JOSB’s board, on February 14, 2014, JOSB made the surprising announcement that it had agreed to purchase Eddie Bauer — which went through two bankruptcies in six years and was described in the press earlier this month as a “train wreck” — from Golden Gate for $825 million, including $564 million of cash and 16.6% of Jos. A. Banks shares (valued at $56 per share, $7.50 per share less than TMW’s current cash offer).  The Eddie Bauer transaction is a thinly veiled defensive recapitalization that has significant entrenchment features that are designed to thwart TMW’s tender offer and interfere with the voting rights of JOSB stockholders.  As part of the Eddie Bauer transaction, JOSB has announced a coercive self-tender offer for 16.4% of Jos. A. Banks’ outstanding shares scheduled to close on March 18, 2014.  Time is therefore of the essence.

4.                                      As described in more detail below, JOSB appears to be poised to close the Eddie Bauer transaction.  No stockholder vote is required for the Eddie Bauer transaction.  Plaintiffs have inquired of JOSB’s counsel about the timing of the Eddie Bauer transaction; counsel stated that the JOSB Board would consider TMW’s latest offer, but provided no assurance that the Bauer transaction would not close prior to any specific date.  Accordingly, absent a TRO, plaintiff (and the JOSB stockholders) remains at risk of a closing that would dramatically change the status quo.  Were the Eddie Bauer transaction to close, any competing transaction to acquire JOSB would be effectively precluded, and the wrongful issuance of approximately 16.6% of JOSB’s outstanding shares would be complete, which would inflict irreparable harm upon TMW and other JOSB stockholders.

5.                                      The Eddie Bauer transaction is the centerpiece of the Director Defendants’ entrenchment efforts.  The Eddie Bauer transaction has numerous entrenching features, including:

•                  Forcing current stockholders to give up approximately 16.4% of their voting power in order to avoid economic dilution;

•                  Issuing 16.6% of JOSB’s outstanding stock into friendly hands after the announcement of a proxy contest;

•                  Placing in the hands of Golden Gate a block of shares that just happens to create a blocking position under Section 203 of the Delaware General Corporation Law following the announcement of a Tender Offer;

•                  Imposing a 6%, $48 million break up fee—and therefore a $48 million cost—on any acquisition of JOSB by TMW (a deal that the JOSB board badly wants to avoid);

•                  Imposing an additional $50 million cost (by virtue of the earn-out) on an acquirer that wishes to buy JOSB after the Eddie Bauer transaction closes should that acquirer wish to unwind JOSB’s ill-conceived acquisition of Eddie Bauer;

•                  Adding two directors to the JOSB board in favor of Golden Gate—an entity that has a nearly $100 million incentive to support management (by virtue of an escrow and an earn-out); and

•                  Giving Golden Gate, which JOSB views as a potential white knight that can protect the Board’s lucrative positions at shareholder expense, a significant leg up in any future bidding contest.

6.                                      In short, in response to TMW’s premium offer, the JOSB board has sought to engage in an economically irrational transaction, pack the board with allies, interfere with an upcoming stockholder vote, eliminate the stockholder protection embodied in Delaware’s Business Combination Statute, and force the stockholders to give up voting power.  In light of the entrenchment motive that these elements manifest, the Director Defendants cannot claim the protection of the business judgment rule for their decision to acquire Bauer.  Plaintiff’s challenge to these transactions is clearly more than colorable and justifies the issuance of a temporary restraining order.

7.                                      The issuance of a blocking position to Golden Gate for the improper purpose of interfering with TMW’s proposal to acquire JOSB shares and elect two representatives to the seven-member JOSB board has no justification, much less the compelling justification required under Delaware law.  The expansion of the JOSB board from seven to nine will have a dilutive impact, is unjustified, and has no valid purpose except to interfere with stockholder voting rights.  The Eddie Bauer transaction is therefore an entirely unjustifiable attempt to disenfranchise stockholders in response to TMW’s Tender Offer and intention to nominate two board candidates, which cannot pass muster under the heavy burden of the applicable compelling justification test.  See Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659-61 (Del. Ch. 1988); Stroud v. Grace, 606 A.2d 75, 92 n.3 (Del. 1992); MM Companies, Inc. v. Liquid Audio, Inc., 813 A.2d 1118, 1131-32 (Del. 2003).

8.                                      The Eddie Bauer transaction is only the latest unreasonable defensive measure designed to prevent the Director Defendants from losing their prestigious and lucrative board positions.  In January 2014, JOSB reduced the trigger on its Rights Plan from 20% to 10% and nearly doubled its exercise price.  The reduction of the trigger will ensure that neither TMW nor any other JOSB stockholders can acquire a meaningful position in JOSB, while the increased exercise price ensures that a bidder that obtains even a very huge percentage of the outstanding shares will suffer severe dilution, demonstrating the Director Defendants’ willingness to defy the will of almost all of the JOSB stockholders.  There is no justification for lowering the poison pill trigger from 20% to 10% except to make it impossible for any stockholder to conduct a fair proxy contest, and no justification for increasing the exercise price other than to preclude an offer that almost every stockholder wants to accept.

9.                                      Collectively and individually, the defensive measures taken by the Director Defendants are an unreasonable response to TMW’s tender offer under Delaware law.  See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954-55 (Del. 1985); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1373, 1387 (Del. 1995).

10.                               In addition, the Eddie Bauer transaction—which contemplates the issuance of 4.6 million shares to Golden Gate at $56.00 per share as well as a repurchase of a like number of shares at a $9 per share higher price—amounts to little more than an impermissible vote-buying scheme that is reviewable under the intrinsic fairness test, if not invalid per se.  See Schreiber v. Carney, 447 A.2d 17, 25-26 (Del. Ch. 1982) (absent fraud or disenfranchisement, vote-buying arrangements are voidable under an intrinsic fairness test; if fraud or disenfranchisement are present, they are illegal per se).

BACKGROUND

11.                               In October 2013, JOSB announced that it had made an unsolicited proposal to acquire all the outstanding shares of TMW at $48 per share, which JOSB touted as being a 42% premium to the market price of TMW’s shares.  In that announcement, the Chairman of the Board of Directors of JOSB and Chairman of the Executive Committee of the Board, Robert N. Wildrick, praised a combination of TMW and JOSB as one that would “create continued growth and sustainable value” for shareholders, “greatly enhance benefits” for customers, and result in “exciting opportunities” for employees.

12.                               After careful and deliberate consideration of the JOSB offer, TMW’s board of directors rejected the offer because it significantly undervalued TMW.  TMW, however, recognized the strategic value of a combination with JOSB.  On November 26, 2013, TMW approached JOSB with a proposal to acquire all of its outstanding shares of common stock for $55 per share.  The TMW offer represented a 45% premium over the enterprise value of JOSB stock.  TMW’s current offer represents a 60% premium over JOSB’s unaffected enterprise value and a 52% premium over JOSB’s closing share price on October 8, 2013.

13.                               Despite its prior recognition of the benefits of combining with TMW, when JOSB became the company to be acquired, the JOSB Board rebuffed efforts by TMW to engage in negotiations, showing no interest in an offer that did not contemplate Wildrick as the man in charge of the combined enterprise.  On December 23, 2013, JOSB publicly rejected TMW’s proposal as not in the “best interests” of its shareholders.  After rejecting TMW’s proposal, JOSB strengthened its takeover defenses by amending its poison pill to lower its triggering threshold and nearly doubled its exercise price, which would substantially increase the dilution of any acquiror “buying through” the poison pill.

14.                               On January 6, 2014, TMW announced the Tender Offer.  The offer price, representing a $1.61 billion valuation of JOSB, is higher than JOSB shares have ever closed in the company’s history.  TMW also announced its intention to nominate two independent director candidates to the JOSB Board at the JOSB 2014 Annual Meeting.

15.                               In response, on January 17, 2014, JOSB filed a Schedule 14D-9 with the Securities and Exchange Commission in which it urged its shareholders to reject the TMW tender offer, which it alleged to be “inadequate[,]” “opportunistic[,]” and failing to “reflect the Company’s strategy and future prospects.”

16.                               On February 14, 2014, JOSB publicly announced the Eddie Bauer transaction.  The purchase price of the Eddie Bauer transaction consists of $564 million in cash and approximately 4.7 million new shares of JOSB common stock, which will be issued to Golden Gate at $56 per share.  The self-tender offers to buy back up to $300 million of outstanding JOSB shares, or roughly 4.6 million shares, at $65 per share to offset the roughly equivalent number of new shares that JOSB is issuing to Golden Gate at $56 per share.  JOSB is thus willing to pay an additional $9 per share for its own stock—over $40 million in the aggregate—

in order to ensure that the share transfer to its ally, Golden Gate, is successful.  The $65 offer is a 60% premium over the unaffected market price of JOSB shares, but is only available for roughly 16% of JOSB’s outstanding shares.  The offer is highly coercive because, following the tender and the close of the Eddie Bauer recapitalization, the newly leveraged company is unlikely to have a value anywhere near the $65 per share value.  In fact, the $56 value attached to the newly issued shares to Golden Gate indicates that stockholders who do not tender into the coercive price of $65 for 16% of the Company will be left with shares worth only $56 or less on the back-end of the transaction.

17.                               Moreover, once the Eddie Bauer transaction is complete, Golden Gate will have a complete blocking position under Section 203 of the Delaware General Corporation Law and a significant leg up in any proxy contest.  Stockholders will thus be left with no further option to obtain value.  Thus, in order to avoid significant economic dilution, stockholders will have little choice but to tender into the share buyback and retain their reduced interest in the Company, even if they would prefer to sell all of their shares into the TMW Tender Offer.

18.                               Following the Eddie Bauer transaction, Wildrick would remain in charge of the JOSB-Eddie Bauer combined company and become Chairman of the Board of the combined entity.  The only significant hurdle to JOSB’s closing the Eddie Bauer transaction is approval by the U.S. antitrust regulators, which could occur imminently.  No stockholder vote is required for the Eddie Bauer transaction.

19.                               The Eddie Bauer transaction serves the interests of both Golden Gate and JOSB.  It allows Golden Gate to offload Eddie Bauer at an enormous premium—Golden Gate purchased Eddie Bauer out of bankruptcy in 2009 for only $286 million—and gives JOSB a convenient shield with which to fend off TMW.

20.                               On February 24, 2014, following the filing of the Complaint, counsel for TMW contacted counsel for JOSB to confirm the anticipated closing date of the Eddie Bauer Transaction.   Counsel for JOSB initially declined to respond.  When pressed for a response by email (Ex. A hereto), JOSB’s counsel responded by voicemail as follows:

John,

Its Ed Welch and Ed Micheletti.

Just getting back to you on your email.  With respect to your question about timing, of the transaction, all I can say is there is no closing date yet set.  Its not imminent.  The board will consider the revised offer and discuss it.  That’s all I can say.  That’s your answer John.

Thus, there is no assurance that closing will not occur prior to any particular date, and plaintiff (and JOSB’s stockholders) are left with the prospect that a closing can occur at any time, with no advance notice.

ARGUMENT

21.                               The standard for granting a temporary restraining order requires the moving party to show:  (1) its claims are colorable on the merits; (2) it will suffer immediate irreparable harm if relief is not granted; and (3) the balance of hardships favors the moving party.  Cottle v. Carr, 1988 WL 10415, at *2 (Del. Ch. Feb. 9, 1988).

22.                               In assessing the factors relevant to a motion for a temporary restraining order, courts err on the side of “preserve[ing] the status quo pending resolution of the underlying claim.”  Joyland Daycare Center v. Dir. Of Dept of Servs. for Children, Youth & Their Families, 1996 WL 74713, at *2 (Del Ch. Jan. 22, 1996); Wilmington Fed’n of Teachers v. Howell, 374 A.2d 832, 836 (Del. 1977).  “[T]he focus of the court . . . is not importantly upon an assessment of the probability of ultimate success, but is primarily upon the injury to plaintiff that is threatened and the possible injury to defendant if the remedy is improvidently granted.”  Cottle,

1988 WL 10415, at *2 (Del. Ch. Feb. 9, 1988); UIS, Inc. v. Walbro Corp., 13 Del. J. Corp. L. 806, 809 (Del. Ch. 1987); Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Price, 1989 WL 108412, at *3-4 (Del. Ch. Sept. 13, 1989); see also ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 102 (Del. Ch. 1999) (“[W]hen this court determines whether to grant a TRO, it usually has little time to digest the merits.  It therefore rightly concentrates on whether the absence of a TRO will permit imminent, irreparable injury to occur to the applicant and whether that possibility of injury outweighs the injury that the TRO itself might inflict on the defendants.”).

23.                               “Where this balance tilts in favor of the applicant and where a responsible consideration of the merits cannot be had, this court will issue a TRO even though the applicant has only raised claims that ‘are colorable, litigable, or . . . raise[d] questions that deserve serious attention.’”  ACE Ltd. 747 A.2d at 102 (quoting Cottle, 1988 WL 10415, at *2-3); see also Stirling Inv. Holdings, Inc. v. Glenoit Universal, Ltd., 1997 WL 74659, at *2-3 (Del. Ch. Feb. 12, 1997).

24.                               Allegations in a motion for a temporary restraining order must be accepted as true for purposes of that motion.  Bethany W. Recreation Assoc., Inc. v. ECR Props., Inc., 1995 WL 1791084, at *3 (Del. Ch. Apr. 28, 1995) (“This Court will issue a temporary restraining order where the complaint asserts a colorable claim for relief if the facts as alleged are treated as true and there is a threat of imminent, irreparable injury to the plaintiff which is not outweighed by the threat of harm to the defendant from the issuance of injunctive relief.”).

A.                                    TMW’s Claims Are Colorable.

25.                               TMW has alleged with specificity in the Complaint that the Director Defendants, aided and abetted by Golden Gate and JOSB, have adopted defensive measures that are an unreasonable response to TMW’s Tender Offer and thereby breached their fiduciary duties under Delaware law.  The Defendant Directors have refused to negotiate with TMW, instead adopting a series of unreasonable defensive measures designed to prevent a change of control at the expense of the JOSB stockholders.  TMW also has alleged that the Director Defendants have (and had) no reasonable grounds for believing that a danger to corporate policy and effectiveness exists from TMW’s non-coercive, non-discriminatory cash tender offers, and in particular, such offers that receive very high tenders.  Such allegations raise a colorable claim under Delaware law.  See Chesapeake Corp. v. Shore, 771 A.2d 293, 330 (Del. Ch. 2000) (heightened level of scrutiny applies to actions by a board of directors in opposing a bid for corporate control); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (in context of opposing bid for corporate control, target board must establish: (1) that it had reasonable grounds to believe that it was faced with a hostile bid for control that threatened corporate policy and effectiveness; and (2) that the defensive measures adopted by the board were reasonable in response to the threat posed).

26.                               In addition, the Complaint raises a colorable claim that the Director Defendants have engaged in an illegal vote-buying arrangement.  Vote-buying arrangements, such as those contemplated by the Eddie Bauer transaction, are invalid per se if their purpose is to defraud or disenfranchise the shareholders.  Schreiber, 447 A.2d at 25-26.  If such arrangements are for another purpose, they are voidable under an “intrinsic fairness” test.  Id.  A formal contract or agreement is not necessary to establish a vote-buying arrangement.  See, e.g., Portnoy v. Cryo-Cell Int’l, Inc., 940 A.2d 43, 73-74 (Del. Ch. 2008) (finding violation of fiduciary duties and unlawful vote-buying where CEO used threats of withdrawn business to induce stockholder to vote for the management slate in a contested election for entrenchment purposes).

27.                               Here, facing a proxy contest, the Director Defendants seek to use corporate assets—JOSB cash—to buy the votes of the shares that will be coerced out of the hands of public stockholders and flipped to Golden Gate.  The Eddie Bauer transaction is thus a vote-buying arrangement designed to disenfranchise the JOSB stockholders and is per se invalid.  See Crown EMAK Partners, LLC v. Kurtz, 992 A.2d 377, 387 (Del. 2010) (vote-buying agreements constitute disenfranchisement when they deliver votes that “actually affect the outcome” in a contested election); Hewlett v. Hewlett-Packard Co., No. CIV.A. 19513-NC, 2002 WL 549137, at *4 (Del. Ch. Apr. 8, 2002) (management may not use corporate assets to buy votes in contested proxy contest unless it can demonstrate that this does not have a deleterious effect on corporate franchise).  Nor could the Eddie Bauer transaction pass muster under intrinsic fairness review.  See Hewlett, 2002 WL 49137, at *7 (“Absent measures protective of the shareholder franchise like those taken in Schreiber [ratification by a majority of independent stockholders after a full disclosure of all germane facts with complete candor], this Court should closely scrutinize transactions in which a board uses corporate assets to procure a voting agreement.”).

B.                                    TMW Will Suffer Irreparable Harm if a Temporary Restraining Order is Not Granted.

28.                               The unreasonable defensive tactics that the Defendant Directors seek to employ—particularly the Eddie Bauer transaction and coercive self-tender offer—would, if consummated, subject TMW and the other stockholders of JOSB to irreparable injury.  The motivation for and practical effect of the Director Defendants’ breaches of fiduciary duty is to frustrate TMW’s ability to purchase JOSB and preclude JOSB’s stockholders from considering TMW’s superior offer.  This Court has consistently recognized that such actions constitute irreparable harm.  See, e.g., Robert M. Bass Group, Inc. v. Evans, 552 A.2d 1227, 1246-47 (Del. Ch. 1988) (finding possibility of change in capital structure, change of control and loss of shareholders’ opportunity to realize higher values “more than adequately establish[ed] the threat of irreparable injury required to warrant the remedy of an injunction”); AC Acquisitions Corp. v. Anderson, Clayton & Co., 519 A.2d 103, 116 (Del. Ch. 1986) (finding irreparable injury where adoption of defensive measures frustrated shareholders’ ability to tender into alternative offer); Raymond Revocable Trust, 2008 WL 2673341, at *5 (finding that plaintiffs would be irreparably harmed in being forced to determine whether to tender shares in a tender offer on the basis of inadequate and misleading information in company filings); Cnty. of York Employees Ret. Plan, 2008 WL 4824053, at *8 (“[T]he rights of shareholders to receive fair disclosure of the material facts necessary to cast a fully informed vote . . . if infringed, can only be truly remedied by a specific, injunctive order mandating the appropriate disclosure before the shareholders are required to vote.”).

29.                               This is especially so where, as here, the transaction would be virtually impossible to unwind if consummated.  See T. Rowe Price Recovery Fund, L.P. v. Rubin, 770 A.2d 536, 556 (Del. Ch. 2000) (granting preliminary injunction against implementation of certain service agreements between nominal defendant and its chief competitor and holding that failure to issue injunction could lead to agreements becoming effective before matter could be fully adjudicated).

30.                               If JOSB moves forward with the Eddie Bauer transaction it will effectively destroy the prospects of TMW’s offer.  Given the amount of debt that JOSB will be required to incur in order to effectuate this acquisition, combined with the coercive self-tender and share issuance to Golden Gate, the Eddie Bauer Transaction would accomplish its goal of preventing the JOSB stockholders from having the opportunity to choose TMW’s superior proposal.  See QVC Network, Inc. v. Paramount Commc’ns Inc., 635 A.2d 1245, 1273 (Del. Ch. 1993), aff’d, 637 A.2d 828 (Del. 1993) (granting preliminary injunction to invalidate defendant’s defensive mechanisms and finding irreparable harm where the opportunity for shareholders to receive a superior control premium would be irrevocably lost if injunctive relief were not granted).  See also, e.g., Robert M. Bass Group, Inc. v. Evans, 552 A.2d 1227, 1246-47 (Del. Ch. 1988) (the possibility of a change in capital structure, a change of control and a loss of shareholders’ opportunity to realize higher values “more than adequately establish[ed] the threat of irreparable injury required to warrant the remedy of an injunction”).

31.                               TMW cannot await a decision on the merits of its Motion for Preliminary Injunction.  In the time it would take this Court to decide that motion, JOSB would likely be able to close the Eddie Bauer transaction, thus mooting the most important issues in this action. The only significant hurdle that currently is preventing the Defendant Directors from closing the Eddie Bauer transaction is that the transaction has not received approval from the United States antitrust regulators.  Antitrust approval, however, might be granted any day.  This would allow the Defendant Directors to unilaterally end TMW’s ability to acquire JOSB without giving their own shareholder the opportunity or ability to effectively consider TMW’s tender offers.  Indeed, JOSB has declined to provide assurance that the Eddie Bauer transaction will not close before some specified date.  Thus, the threat of irreparable injury is thus imminent.

C.                                    The Balance of the Hardships Tips Decidedly in Favor of a TRO.

32.                               In assessing the balance of the hardships, it is evident that, TMW and other JSOB stockholders will be irreparably harmed if the Eddie Bauer transaction closes while litigation to determine whether that transaction should be preliminary enjoined is ongoing.    The Eddie Bauer transaction, if consummated, would be extraordinarily difficult if not impossible to unwind and would have a preclusive effect on TMW’s superior proposal to acquire JOSB and the JOSB stockholders’ ability to choose such a proposal.  See T. Rowe Price Recovery Fund, L.P. v. Rubin, 770 A.2d 536, 558 (Del. Ch. 2000) (threat of irreparable harm especially acute where a transaction that will be impossible to unwind after-the-fact is concerned).

33.                               If, however, the Eddie Bauer Transaction is enjoined by this Court’s granting a temporary restraining order pending resolution of TMW’s motion for a preliminary injunction, JOSB will not be materially harmed.  Such a modest delay would not affect JOSB’s ability to complete the Eddie Bauer transaction at a later date.

34.                               Given the inequities and irreparable harm that will result from JOSB’s proposed acquisition of Eddie Bauer, it is clear that the balance of hardships tips decidedly in favor of granting TMW’s motion for a TRO.

CONCLUSION

For all the foregoing reasons, Plaintiff, TMW respectfully requests that this Court grant its Motion for a Temporary Restraining Order.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kenneth J. Nachbar

Kenneth J. Nachbar (#2067)
John DiTomo (#4850)
D. McKinley Measley (#5108)
Daniel C. Homer (#5909)
1201 North Market Street
Wilmington, Delaware 19899
(302) 658-9200
Attorneys for Plaintiff The Men’s Wearhouse, Inc.

OF COUNSEL:

WILLKIE FARR & GALLAGHER LLP

Joseph T. Baio

Tariq Mundiya

Deirdre N. Hykal

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

February 24, 2014